

January 25, 2010

<u>Via U.S. mail and facsimile</u>
Mr. Yanbin Wang
Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road, Nangang District
Harbin, PRC 150001

> **Re:** **Rodobo International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed January 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2008**
> **Filed March 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 20, 2009**
> **Form 10-K for the Fiscal Year ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-50340**

Dear Mr. Wang:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    /s/ Chris White

                    Chris White
                    Branch Chief